Exhibit 4.0

                                     AMENDED
                           CERTIFICATE OF DESIGNATION
                      SERIES C CONVERTIBLE PREFERRED STOCK

         The Series C Convertible Preferred Stock ("Series C Stock") shall consist of 1,000,000 shares, par value $0.001 per share. The preferences, rights and privileges of the Series C Stock shall be as follows:

         o Dividends shall be declared and set aside for any shares of the Series C Stock in the same manner as the Common Stock;

         o The Shares of Series C Stock, in the aggregate, shall be convertible, at the option of the holders, into such number of shares of Common Stock as shall be equal $500,000, based on the closing bid price of the Common Stock as quoted on the OTC Bulletin Board on the date of conversion. No conversion shall occur for a period of twelve months from the date of issuance of the Series C Stock. Any conversion shall occur without the payment of any additional consideration;

         o The Series C Stock shall have the right to vote as a separate class for one (1) director;

         o In the event of any liquidation, dissolution or winding up of the corporation, the holders of the Series C Stock shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders in the same manner as, and without preference over, the holders of Common Stock.